AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 24, 1998
                                             SECURITIES ACT FILE NO. 333-15973
                                      INVESTMENT COMPANY ACT FILE NO. 811-5870

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                     (PURSUANT TO SECTION 13(E)(1) OF THE
                       SECURITIES EXCHANGE ACT OF 1934)
                                AMENDMENT NO. 1

                 MERRILL LYNCH SENIOR FLOATING RATE FUND, INC.
                               (NAME OF ISSUER)
                 MERRILL LYNCH SENIOR FLOATING RATE FUND, INC.
                     (NAME OF PERSON(S) FILING STATEMENT)
               SHARES OF COMMON STOCK, PAR VALUE $0.10 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)
                                  59019R 10 5
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                                 ARTHUR ZEIKEL
                 MERRILL LYNCH SENIOR FLOATING RATE FUND, INC.
                            800 SCUDDERS MILL ROAD
                         PLAINSBORO, NEW JERSEY 08536
                                (609) 282-2800
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
  RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)
                                  COPIES TO:

THOMAS R. SMITH, JR., ESQ.               PATRICK D. SWEENEY, ESQ.
BROWN & WOOD LLP                         MERRILL LYNCH ASSET MANAGEMENT, L.P.
ONE WORLD TRADE CENTER                   P.O. BOX 9011
NEW YORK, NEW YORK  10048-0557           PRINCETON, NEW JERSEY  08543-9011

                                 JUNE 23, 1998
                      (DATE TENDER OFFER FIRST PUBLISHED
                      SENT OR GIVEN TO SECURITY HOLDERS)

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     This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule
13E-4 of Merrill Lynch Senior Floating Rate Fund, Inc. (the "Fund") relating to an offer to purchase (the "Offer") 17,500,000 of the Fund's shares of common stock, par value $0.10 per share (the "Shares") and originally filed with the Securities and Exchange Commission on June 23, 1998 constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934 and General Instruction D of Schedule 13E-4.

     The Offer terminated at 12:00 midnight, New York time, on July 21, 1998 (the "Expiration Date"). Pursuant to the Offer, 16,831,620.757 Shares were tendered, all of which were accepted by the Fund for repurchase at a net asset value of $9.99 per share, as determined as of the close of the New York Stock Exchange on the Expiration Date, for an aggregate purchase price of $168,147,891.36.






SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             MERRILL LYNCH SENIOR FLOATING RATE FUND, INC.



July 24, 1998                    By /s/ Terry K. Glenn
                                   ------------------------------------------
                                   (Terry K. Glenn, Executive Vice President)